Contact

www.linkedin.com/in/justin-giuffrida-02187769 (LinkedIn)

Top Skills

Corporate Finance

Strategy

Team Leadership

Languages

English (Native or Bilingual)

Italian (Limited Working)

Justin Giuffrida

Co-Founder & CEO at Citizens, one of the fastest-growing specialty cafe & lifestyle brands undertaking national growth in the U.S market

New York, New York, United States

Summary

Founder & CEO of Citizens, one of the fastest-growing specialty cafe brands with 5 locations launched in NY, Houston and Austin with more national growth in the pipeline. Citizens is bringing Australian-inspired innovation to the all-day cafe concept, focusing on chef driven menus, specialty coffee, better for you food, and guest experience. The company is currently undertaking Series-A funding round to fuel a national expansions roll out of 40 units in 9 major markets.

Justin has been featured in Forbes, Gothamist and Departures Magazine on the success & growth of Citizens. The company itself has also been featured in The New York Times.

Prior to founding Citizens, Justin spent 4 years in accounting & finance in Melbourne, Australia & New York.

Experience

Citizens Cafe Holdings

Co-Founder & CEO

June 2015 - Present (10 years 2 months)

New York, United States

Citizens, established in 2016, is one of the fastest-growing modern cafe groups in New York, with five stores launched in three years.

Co-founded by two Australians living in New York, realized the coffee and diner market in the US was ready for a shakeup. Citizens are on track to scale the concept across the country, bringing their innovative approach to food, coffee, and guest experience.

Alpha 129 Restaurant Inc

Chief Financial Officer

October 2013 - May 2015 (1 year 8 months)

New York City

State Trustees
Financial Reporting Accountant
April 2012 - July 2013 (1 year 4 months)

Education

Victoria University

Bachelor of Commerce - BCom, Accounting and Finance · (2008 - 2012)